News Release 2003-03                                                                                                                                                  February 7, 2003
TSX - QRL - Queenstake Resources Ltd.
 SEC file number 0-24096

GOLD PRICE TRIGGERS NOTE PAYMENT

Queenstake Resources Ltd. (QRL - TSX) payment of a US$250,000 promissory note to Campbell Resources Inc. (NR01-04 September 4 2001) was triggered when the gold price for the 120 calendar days preceding January 30, 2003 averaged over US$330.00. The Company intends to satisfy this obligation, subject to TSX approval, by the issuance of 1,194,531 shares to Campbell. These shares will carry a 4-month hold period legend.

The cash equivalent of the US$250,000 and the US$150,000 payment made in September 2002 will be recoverable from cash flow from the Magistral Joint Venture after the Company's partner has been repaid its preferred capital.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

For further information call:
Chris Davie, President and Chief Executive Officer - 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer - 604-516-0566
email - info@queenstake.com  web - www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
                                                                                                    info@queenstake.com